UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	Notification regarding Scheduled Redemption of Class A Preferred Shares

NORTEL INVERSORA S.A.

Scheduled Redemption of Class A Preferred Shares

This is to inform all shareholders of Nortel Inversora S.A. (the “Company”) that the Ordinary and Extraordinary General Meeting and Special Class “A” Preferred Stockholders’ Meeting held on June 13, 2012 (the “Meeting”), approved the scheduled redemption of all the outstanding “Class A” Preferred Shares (100%), i.e., 401,794 “Class A” Preferred Shares, at a par value of AR$ 10 per “Class A” Preferred Share, pursuant to the terms and conditions of issuance of such shares and applicable imperative laws. The nominal amount to be thus redeemed is AR$ 4,017,940.

Pursuant to the resolutions approved by the Meeting and the Board of Directors meeting held on June 14, 2012, the aggregate value of the scheduled redemption is AR$ 363,034,028, equivalent to a redemption price of AR$ 903.532725 per share. Such price per share results from multiplying AR$ 298.392578 by 3.028, the Coeficiente de Estabilización de Referencia (“CER”) corresponding to June 29, 2012.

The scheduled redemption value shall be made available to the holders Class “A” Shares on June 29, 2012, or on any following date pursuant to applicable law at the jurisdictions where the Class A preferred shares are listed.

Payment of the redemption value will be made at the Company’s registered office, Alicia Moreau de Justo 50, Floor 11, City of Buenos Aires, between 10am to 12pm and 3pm to 5pm.

Holders of the Company’s American Depositary Receipts (the “ADRs”) will be paid the above referred dividend through JP Morgan Chase Bank, N.A., Depositary of the ADRs, beginning on the applicable date pursuant to the law of the jurisdiction where the ADRs are listed.

Jorge Alberto Firpo

Officer in Charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 18, 2012	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager